

September 15, 2010

Adam D. Singer M.D.
Chief Executive Officer
IPC The Hospitalist Company, Inc.
4605 Lankershim Boulevard, Suite 617
North Hollywood, CA 91602

> **Re: IPC The Hospitalist Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A Filed April 26, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **File No. 001-33930**

Dear Dr. Singer:

We have reviewed your filings and have the following comments. Please amend your Form 10-K for the fiscal year ended December 31, 2009 and your Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 in response to comment one. Please confirm to us that you will revise your disclosure in future filings in response to comment two.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
Exhibits 31.1 and 31.2

1. Please amend the filing to provide certifications that include the entire introductory language of paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. This comment also applies to the certifications filed with your Forms 10-Q for the quarters ending March 31, 2010 and June 30, 2010.

Definitive Proxy Statement on Schedule 14A Filed April 26, 2010
Performance-Based Bonus, page 17

2. We note that bonuses were based in part upon the Compensation Committee's consideration of "the attainment of a quality goal based on established clinical quality metrics." The Compensation Discussion and Analysis does not disclose how the Compensation Committee determined whether and the extent to which the company's quality goal was achieved. Please confirm that, if applicable, your 2011 proxy statement will provide the following:

- A more detailed specific description and quantification of your quality goal and the metrics utilized to determine the level of goal achievement; and
- A discussion of how the level of achievement of your quality goal affected the actual bonus granted.

To the extent that these criteria are quantifiable, you should provide quantitative disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant at (202) 551-3652 or Don Abbott, Senior Staff Accountant at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comment one. Please contact John Krug, Staff Attorney at (202) 551-3862 with questions on comment two. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant